UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)

IMAGE CHAIN GROUP LIMITED, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45243V 202

(CUSIP Number)

David Po

Room 503, 5/F, New East Ocean Centre

9 Science Museum Road

Kowloon, Hong Kong, S.A.R.

(852) 3188-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45243V 202	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LI Mingguang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7.	SOLE VOTING POWER

		128,000,000
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		128,000,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.23%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 45243V 202	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

The title of the class of securities to which this filing relates is common stock, par value $.001 per share (the “Common Stock”), of Image Chain Group Limited, Inc., a Nevada corporation (the “Company”). The Company’s principal executive office is now located at Room 503, 5/F, New East Ocean Centre, 9 Science Museum Road, Kowloon, Hong Kong S.A.R.

Item 2. Identity and Background.

(a) This statement is being filed by LI Mingguang (the “Reporting Person”).

(b) The Reporting Person’s business address is Chunchang Street No.29-1, Cuiping District, Yibin, Sichuan Province, People’s Republic of China.

(c) The Reporting Person is the General Manager of Yibinshi Deze Agricultural Technology Limited.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of People’s Republic of China.

Item 3. Source or Amount of Funds or Other Consideration.

On February 21, 2018, the Reporting Person and eight shareholders of the Company (the “Transferors”) agreed to transfer an aggregate 100,000,000 shares of Common Stock (the “Transfer Shares”), representing 19.71% of the outstanding Common Stock, to the Reporting Person. The consideration paid by the Reporting Person to the Transferors for the Transfer Shares was the right to participate in future business opportunities available to the Reporting Person. The transfer was negotiated and agreed orally. No Share Purchase Agreement or other contract of sale was entered into in connection with the transfer.

Item 4. Purpose of Transaction.

On November 14, 2017, the Company acquired through share exchange all the outstanding capital stock of Image P2P Trading Group Limited. The Common Stock of the Company is thinly traded. After a single trade caused a significant drop in the price of the Common Stock, the Transferors, who were previously shareholders of Image P2P Trading Group Limited, asked that the Reporting Person acquire their Common Stock.

The Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. While unlikely in the foreseeable future, the Reporting Person may determine, from time to time to sell or otherwise dispose of some or all of the then remaining shares of Common Stock owned by the Reporting Person, pursuant to the applicable securities laws. In making any such determination, the Reporting Person will consider his goals and objectives, other business opportunities available to him, as well as general stock market conditions.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of the 128,000,000 shares, or approximately 25.23%, of the Common Stock outstanding.

(b) The Reporting Person has sole voting and dispositive power with respect to the 128,000,000 shares of Common Stock beneficially owned by him.

(c) Other than as described above, the Reporting Person has engaged in no transaction during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits.

N/A

CUSIP No. 45243V 202	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ LI Mingguang
LI Mingguang

March 13, 2018
Date